USA VIDEO INTERACTIVE CORP.

November 22, 2002

02060237

SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/cg
Encl.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

USVO
USA VIDEO INTERACTIVE CORP.

USA Video Interactive - Corporate Update

November 22, 2002 - MYSTIC, CONNECTICUT – USA Video Interactive (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF;** http://www.usvo.com)

It has been a difficult two-plus years for USA Video Interactive (USVO) and for the entire economy, as everyone knows all too well. The internet-related and high-tech sectors have been particularly hard hit, with smaller companies – those listed on the Over The Counter Bulletin Board (OTCBB), like USVO – declining in value by more than 95% in 2000 and 2001. Business conditions in 2002 certainly have provided no relief. What began as a rout of OTCBB stocks in 2000 has spread to the Nasdaq and NYSE and every other stock exchange in the world, affecting virtually every listed company and costing American investors more than $8.4 trillion (USA Today – October 8, 2002). It is an understatement to say that these past few years have been a daunting challenge for companies and shareholders alike.

As all our shareholders know, USVO has not been immune to these conditions. We have made many changes in order to stay in business until the economy begins improving, and we will describe some of these below. But first, we sometimes are asked about what happened to many of the agreements we announced in the late 1990s and over the past couple of years. Every one of these was entered into in good faith by all parties involved, typically after long negotiations and due diligence. But the economic pressures on the other parties to those agreements and our company have been relentless. Many of the smaller (and some of the larger) companies with whom we had agreements are now out of business or close to it. Most of the surviving companies with whom we had agreements suffered greatly during the past two years and have changed their business focus, putting off plans and postponing spending, trying hard to weather the economic downturn. Orders in the pipeline fizzled and promised benefits of alliances did not materialize—not because of some failing of any of the parties, but because economic conditions had changed so dramatically and everyone was being affected.

Paid advertising via the Internet, the target market that should have voraciously consumed StreamHQ's capabilities, encountered a significant downturn. Additionally, we found ourselves competing for the diminishing remnants of that market against industry giants who could easily underprice us or give their services away for free.

Our first StreamHQ services, Zmail and mediaClix™, presented an innovative (and widely demanded) marketing approach with the emphasis on results, not volume, targeting an opt-in consumer base with a creative call-to-action rather than bombarding the user with lifeless emails in the hope of a getting a less-than-1% click-through rate. The initial response to our services was positive; one of our clients had a nearly 40% view rate and realized a tenfold return on investment. We had numerous enquiries and leads which led to completion of contracts, a build up of orders and work in progress, which in turn created much optimism within the Company, but the economy kept spiraling downward and more and more of these orders were deferred. We began

believe our current course and focus will lay the cornerstone for the Company's future. As always, our commitment to our shareholders is to build lasting value in the Company.

On behalf of the
Board of Directors

"Edwin Molina"

Edwin Molina,
President

About USA Video Interactive
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 145 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 70 Essex Street, Mystic, CT 06355 (860) 572-1560; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. For more information contact Edwin Molina (860) 572-1560; info@usvo.com